                                                            333-35615

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                          AMENDMENT NO. 1 TO
                               FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust:

               THE PAINEWEBBER EQUITY TRUST,
               GROWTH STOCK SERIES 21

     B.   Name of Depositor:

               PAINEWEBBER INCORPORATED

     C.   Complete address of Depositor's principal executive office:

               PAINEWEBBER INCORPORATED
               1285 Avenue of the Americas
               New York, New York 10019

     D.   Name and complete address of agents for service:

               PAINEWEBBER INCORPORATED
               Attention: Mr. Robert E. Holley
               1200 Harbor Boulevard
               Weehawken, New Jersey  07087

               Copy to:

               CARTER, LEDYARD & MILBURN
               Attention: Kathleen H. Moriarty, Esq.
               2 Wall Street
               New York, New York 10005

     E.   Total and amount of securities being registered:

               An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

     F. Proposed maximum offering price to the public of the securities being registered:

               Indefinite

     G. Amount of filing fee, computed at one-thirty-fourth of 1 percent of the proposed maximum aggregate offering price to the public:

     H.   Approximate date of proposed sale to public:

               AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
               THE REGISTRATION STATEMENT

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    THE PAINEWEBBER EQUITY TRUST
                       GROWTH STOCK SERIES 21

                        Cross Reference Sheet

               Pursuant to Rule 404(c) of Regulation C
                  under the Securities Act of 1933

            (Form N-8B-2 Items required by Instruction 1
                    as to Prospectus on Form S-6)
Form N-8B-2                                   Form S-6
Item Number                                   Heading in Prospectus
I.  Organization and General Information
 1. (a) Name of Trust                  ) Front Cover
    (b) Title of securities issued     )

 2. Name and address of Depositor      ) Back Cover

 3. Name and address of Trustee        ) Back Cover

 4. Name and address of principal      ) Back Cover
      Underwriter                      )

 5. Organization of Trust              ) The Trust

 6. Execution and termination of       ) The Trust
      Trust Agreement                  ) Termination of the
                                       )   Trust

 7. Changes of name                    )  *

 8. Fiscal Year                        )  *

 9. Litigation                         )  *

               II.  General Description of the Trust
                      and Securities of the Trust

10. General Information regarding      )The Trust
    Trust's Securities and Rights of   ) Rights of Unitholders
    Holders

---------
* Not applicable, answer negative or not required.

(a) Type of Securities                 ) The Trust
 (Registered or Bearer)                )

(b) Type of Securities                 ) The Trust
 (Cumulative or Distributive)          )

(c) Rights of Holders as to            ) Rights of Unitholders
 Withdrawal or Redemption              ) Redemption
                                       ) Public Offering of
                                       ) Units-Secondary
                                       ) Market for Units
                                       ) Exchange Option

(d) Rights of Holders as to            ) Public Offering of
 conversion, transfer, etc.            ) Units-Administration
                                       ) of the Trust

(e) Rights of Trust issues periodic    )  *
 payment plan certificates             )

(f) Voting rights as to Securities,    ) Rights of Unitholders
    under the Indenture                ) Amendment of the Trust
                                       ) Termination of the
                                       ) Trust

(g) Notice to Holders as to            )
    change in                          )
(1) Assets of Trust                    ) Amendment of the Indenture
(2) Terms and Conditions               ) Supervision of Trust
    of Trust's Securities              ) Investments
(3) Provisions of Trust                ) Amendment of the Indenture
(4) Identity of Depositor              ) Administration of the Trust
    and Trustee                        )

(h) Consent of Security Holders        )
    required to change                 )

(1) Composition of assets              ) Amendment of the Indenture
    of Trust
(2) Terms and conditions               ) Amendment of the Indenture
    of Trust's Securities              )
(3) Provisions of Indenture            )
(4) Identity of Depositor and          )  Amendment of the Indenture
    Trustee                            )

11. Type of securities comprising      ) The Trust Rights of Unit-
    security holder's interest         ) holders Administration of
                                       ) the Trust-Portfolio
                                       ) Supervision-Reinvestment
----------
* Not applicable, answer negative or not required.

12. Information concerning periodic    )  *
    payment certificates               )

13. (a) Load, fees, expenses, etc.     ) Public Offering Price of
                                       ) Units, Administration of
                                       ) the Trust, Expenses of the
                                       ) Trust

    (b) Certain information regarding  )  *
        periodic payment certificates  )

    (c) Certain percentages            ) Public offering of Units

    (d) Certain other fees, etc.       )
        payable by holders             ) Rights of Unitholders

    (e) Certain profits receivable by  ) Public Offering of Units-
        depositor, principal under-    ) Public Offering Price;
        writers, trustee or            ) -Sponsor's Profit-Secondary
        affiliated persons             ) Market for Units

    (f) Ratio of annual charges to     )  *
        income                         )

14. Issuance of trust's securities     ) The Trust
                                       ) Public Offering of Units

15. Receipt and handling of payments   ) Public Offering of Units
    from purchasers                    )

16. Acquisition and disposition of     ) The Trust, Administration
    Underlying Securities              ) of the Trust, Amendment of
                                       ) the Indenture, Termination
                                       ) of the Trust

17. Withdrawal or redemption           ) Public Offering of Units
                                       ) Administration of the Trust

18. (a) Receipt and disposition of     ) Distributions, The Trust,
        income                         ) Distributions, Administra-
                                       ) tion of the Trust

    (b) Reinvestment of distributions  )  *

    (c) Reserves or special fund       ) Distributions, Redemption,
                                       ) Expenses of the Trust,
                                       ) Termination of the Trust,
                                       ) Amendment of the Indenture
----------
* Not applicable, answer negative or not required.

    (d) Schedule of distribution       )  *

19. Records, accounts and report       ) Distributions, Adminstra-
                                       ) tion of the Trust

20. Certain miscellaneous provisions   ) Trustee, Sponsor Termina-
    of trust agreement                 ) tion of the Trust, Amend-
                                       ) ment of the Indenture

21. Loans to security holders          )  *

22. Limitations on liability           ) Sponsor, Trustee, Redemp-
                                       ) tion

23. Bonding arrangements               ) Included in Form N-8B-2

24. Other material provisions of       )  *
    trust agreement                    )

                   III.  Organization Personnel and
                  Affiliated Persons of Depositor

25. Organization of Depositor          ) Sponsor

26. Fees received by Depositor         ) Public Offering Price of
                                       ) Units, Expenses of the
                                       ) Trust

27. Business of Depositor              ) Sponsor

28. Certain information as to          ) Sponsor
    officials and affiliated           )
    persons of Depositor               )

29. Voting securities of Depositor     )  *

30. Persons controlling Depositor      ) Sponsor

31. Payments by Depositor for certain  )  *
    other services trust               )

32. Payments by Depositor for          )  *
    certain other services             )
    rendered to trust                  )

33. Remuneration of employees of       )  *
    Depositor for certain services     )
    rendered to trust                  )

----------
* Not applicable, answer negative or not required.

34. Remuneration of other persons      )  *
    for certain services rendered      )
    to trust                           )

           IV. Distribution and Redemption of Securities

35. Distribution of trust's            ) Public Offering of Units
    securities by states               )

36. Suspension of sales of trust's     )  *
    securities                         )

37. Revocation of authority to         )  *
    distribute                         )

38. (a) Method of distribution         ) Public Offering of Units
    (b) Underwriting agreements        ) The Trust, Administration
    (c) Selling agreements             ) of The Trust

39. (a) Organization of principal      ) Sponsor
        Underwriter                    )
    (b) N.A.S.D. membership of         ) Sponsor
        principal underwriter          )

40. Certain fees received by           ) Public Offering of Units,
    principal underwriter              ) Expenses of the Trust

41. (a) Business of principal          ) Sponsor
        underwriter                    )

    (b) Branch officers of principal   )
        underwriter                    )

    (c) Salesman of principal          )  *
        underwriter                    )

42. Ownership of trust's securities    )  *
    by certain persons                 )

43. Certain brokerage commissions      )  *
    received by principal underwriter  )

44. (a) Method of valuation            ) Public Offering of Units
                                       ) Valuation
    (b) Schedule as to offering price  )  *

    (c) Variation in offering          ) Public Offering of Units
        Price to certain persons       ) Administration of the Trust

----------
* Not applicable, answer negative or not required.

45. Suspension of redemption rights    )  *

46. (a) Redemption valuation           ) Public Offering of Units
                                       ) -Public Offering Price
                                       ) -Secondary Market for Units
                                       ) Valuation; Redemption

    (b) Schedule as to redemption      )  *
    price                              )

        V. Information concerning the Trustee or Custodian

47. Maintenance of position in         ) Redemption, Public Offering
    underlying securities              ) of Units-Public Offering
                                       ) Price

48. Organization and regulation of     ) Trustee
    Trustee                            )

49. Fees and expenses of Trustee       ) Expenses of the Trust

50. Trustee's lien                     ) Expenses of the Trust

   VI. Information concerning Insurance of Holders of Securities

51. (a) Name and address of Insurance  )  *
        Company                        )
    (b) Type of policies               )  *
    (c) Type of risks insured and      )  *
        excluded                       )
    (d) Coverage of policies           )  *
    (e) Beneficiaries of policies      )  *
    (f) Terms and manner of            )  *
        cancellation                   )
    (g) Method of determining premiums )  *
    (h) Amount of aggregate premiums   )  *
        paid                           )
    (i) Who receives any part of       )  *
        premiums                       )
    (j) Other material provisions of   )  *
        the Trust relating to          )
        insurance

----------
* Not applicable, answer negative or not required.

                    VII. Policy of Registrant

52. (a) Method of selecting and        ) The Trust, Administration
        eliminating securities from    ) of the Trust
        the Trust                      )
    (b) Elimination of securities      )  *
        from the Trust                 )
    (c) Policy of Trust regarding      ) The Trust, Administration
        substitution and elimination   ) of the Trust
        of securities                  )
    (d) Description of any funda-      ) The Trust, Administration
        mental policy of the Trust     ) of the Trust-Portfolio
                                       ) Supervision

53. (a) Taxable status of the Trust    ) Federal Income Taxes
    (b) Qualification of the Trust as  )
        a regulated investment company )

             VIII.  Financial and Statistical Information

54. Information regarding the Trust's  )  *
    past ten fiscal years              )

55. Certain information regarding      )  *
    periodic payment plan certificates )

56. Certain information regarding      )  *
    periodic payment plan certificates )

57. Certain information regarding      )  *
    periodic payment plan certificates )

58. Certain information regarding      )  *
    periodic payment plan certificates )

59.  Financial statements              ) Statement of Financial
    (Instruction 1(c) to Form S-6)     ) Condition

----------
* Not applicable, answer negative or not required.

                     UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                        FINANCIAL STATEMENTS

1.  Statement of Condition of the Trust as shown in the current
Prospectus for this series.

2.  Financial Statements of the Depositor.

PaineWebber Group-Financial Statements incorporated by reference to Form 10-K and Form 10-Q. (File No. 1-7367).

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                      PRELIMINARY, SUBJECT TO COMPLETION
                            DATED JANUARY 6, 1998

                           PAINEWEBBER EQUITY TRUST
                            Growth Stock Series 21
                            "Power Grab" Portfolio


-----------------------------------------------------------------------------


   The investment objective of this Trust is to provide for capital appreciation through an investment in equity stocks having, in Sponsor's opinion on the Initial Date of Deposit, an above-average potential for capital appreciation because the issuers thereof may be attractive candidates for acquisition. PaineWebber believes that merger and acquisition activity is likely to accelerate over the next few years, leading to a "power grab" for attractive acquisition candidates. The value of the Units will fluctuate with the value of the portfolio of underlying securities.


   The minimum purchase is $250. Only whole Units may be purchased.
-----------------------------------------------------------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-----------------------------------------------------------------------------

                                   SPONSOR:

                           PAINEWEBBER INCORPORATED

              Read and retain this prospectus for future reference.


                PROSPECTUS DATED JANUARY   , 1998

                  ESSENTIAL INFORMATION REGARDING THE TRUST
                           AS OF JANUARY 7, 1998(1)


Sponsor:          PaineWebber Incorporated
Co-Trustees:      Investors Bank & Trust Company
                  The First National Bank of Chicago

Initial Date of Deposit: January 8, 1998



    Aggregate Value of Securities in Trust: ................. $
    Number of Units: ........................................ 100,000
    Fractional Undivided Interest in the Trust Represented
     by Each Unit: .......................................... 1/100,000th
    Calculation of Public Offering Price Per Unit(2)
     Aggregate Value of Underlying Securities in Trust ...... $
     Divided by 100,000 Units ............................... $
     Plus Sales Charge of 3.75% of Public Offering Price
      (3.90% of net amount invested per Unit) ............... $.375
     Public Offering Price per Unit ......................... $10.00
Redemption Value: ........................................... $9.625
Evaluation Time:............................................. 4:00 P.M. New York time.
Income Account Distribution Dates(3): ....................... April 20, 1998 and quarterly thereafter and on the Mandatory
                                                               Termination Date.
Capital Account Distribution Dates(3):....................... January 20, 1999 and annually thereafter and on the Mandatory
                                                               Termination Date. No distributions of
                                                               less than $.05 per Unit need be made
                                                               from the Capital Account on any
                                                               Distribution Date.
Record Dates:................................................ March 31, 1998 and quarterly thereafter.
Mandatory Termination Date:.................................. January 30, 2003
Discretionary Liquidation Amount:............................ 50% of the value of Securities upon completion of the deposit of
                                                               Securities.
Estimated Annual Organizational Expenses of the Trust(4):  .. $.0040 per Unit.
Estimated Other Expenses of the Trust........................ $.0280 per Unit.
                                                              ----------------
Total Estimated Annual Expenses of the Trust(5):  ........... $.0320 per Unit.

------------
(1)   The date prior to the Initial Date of Deposit.
(2) The Public Offering Price will be based upon the value of the Stocks next computed following receipt of the purchase order plus the applicable sales charges. Following the Initial Date of Deposit, costs incurred in connection with the acquisition of additional Stocks will be at the expense of the Trust. (See "Essential Information Regarding the Trust--Additional Deposits," "Risk Factors and Special Considerations" and "Valuation").
(3)   See "Distributions".
(4) This Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the initial registration statement, the trust indenture and other closing documents, registering Units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Historically, the sponsors of unit investment trusts have paid all the costs of establishing those trusts.

(5) See "Expenses of the Trust". Estimated dividends from the Stocks, based upon last dividends actually paid, are expected by the Sponsor to be sufficient to pay estimated expenses of the Trust. If such dividends and income paid are insufficient to pay expenses, the Trustee is authorized to sell Securities in an amount sufficient to pay such expenses. (See "Administration of the Trust" and "Expenses of the Trust".)

   THE TRUST. The objective of the PaineWebber Equity Trust, Growth Stock Series 21 (the "Trust") is to provide for capital appreciation through an investment in equity stocks which have, in the Sponsor's opinion, on the Initial Date of Deposit, an above-average potential for capital appreciation, because the issuers thereof may be attractive candidates for acquisition (referred to herein as the "Stocks" or the "Securities").

   PaineWebber believes that many companies present attractive opportunities to acquirors and on the Initial Date of Deposit has identified issuers of Stocks contained in the Trust as potential candidates for acquisition. The Trust will seek to achieve its objective of capital appreciation through an investment in a diversified portfolio of such Stocks. PaineWebber believes that merger and acquisition ("M&A") activity will accelerate for the reasons described below under the heading "The Composition of the Portfolio".

   SUMMARY OF RISK FACTORS. There are certain investment risks inherent in unit trust portfolios which hold equity securities. The Stocks may appreciate or depreciate in value or pay dividends depending on the full range of economic and market influences affecting corporate profitability, the financial condition of the issuers, the prices of equity securities, the condition of the stock markets in general and the prices of the stocks in particular. In addition, rights of common stock holders are generally inferior to those of holders of debt obligations or preferred stock. See "Risk Factors and Special Considerations" for a discussion of these risks.


   There can also be no assurance that the Trust portfolio will remain constant during the life of the Trust. For example, the Trustee may be required to sell Securities to pay for the expenses of the Trust (see "Expenses of the Trust" and "Administration of the Trust--Accounts"). Also, certain events might occur which could lead to the elimination of one or more Stocks from the Portfolio (see "Administration of the Trust--Portfolio Supervision"), thereby reducing the diversity of the Trust's investments. Further, under certain circumstances, if a tender offer is made for any of the Stocks in the Trust, or in the event of a merger or reorganization, the Trust will either tender the Stocks or sell them as more fully described under the captions "The Trust" and "Administration of the Trust--Portfolio Supervision," herein.

THE COMPOSITION OF THE PORTFOLIO.

THE ACQUISITION ACCELERATION

   PaineWebber believes that M&A (merger and acquisition) activity is strong and likely to become even stronger--probably surpassing the late 1980s peak levels--because acquisitions offer a source of sales growth at a time when a muted business cycle and deflationary pressures make it very difficult to raise prices. PaineWebber identifies two ways to invest in this trend: a) companies that are adept at growing via acquisition and b) companies that are likely to be acquired at a premium to their market price. M&A activity should accelerate because companies need to do deals to grow sales, and they have the ability to do them.

   And with PaineWebber's forecast that S&P (Standard & Poor's 500) earnings growth will slow in 1998 and a concomitant rise in the number of company-specific earnings disappointments, two other drivers of M&A activity--albeit somewhat spurious--will be:

   o acquisitions undertaken by firms anxious to deflect attention from their deteriorating financial results, and

   o mergers initiated by managers who realize that, if they cannot "fix" their firm's earnings problems, then selling out is the best route for them as shareholders and option holders.

NEED

   PaineWebber observes that during the 1980s, CEOs (Chief Executive Officers) could count on price increases for a few points of sales growth. Adding some unit growth, a little margin expansion and maybe a share buyback program resulted in earnings per share ("EPS") growing at a 10-12% rate.

   PaineWebber asserts that those days are over. Over the past year, the Producer Price Index actually fell 0.6% versus rising 2.2% in the second half of the 1980s. Today, many CEOs are grateful if their product prices are not declining, and recent trends in Asia will only accentuate deflationary pressures.

   PaineWebber believes that with price increases a thing of the past, acquisitions provide an important alternative source of top-line growth. And acquisitions do so without adding to industry capacity, which is vital at a time when many industries already have current or incipient gluts. Better still, after sales are increased via acquisition, margins on these new sales can be increased by eliminating redundant overhead, cutting costs, etc. Although there are many specific reasons why companies do acquisitions--reasons that are set forth below--the underlying motivation is that they provide an important source of unit growth at a time when price trends in most industries are flat to down.

ABILITY

   PaineWebber believes that most corporations have the ability to make acquisitions today because they are generating plenty of free cash flow or can use shares as an acquisition currency. Thanks to the muted business cycle, S&P profit margins have been at or near peak levels for the past three years. And sales per share have been climbing at a mid-single-digit rate. Consequently the earnings and gross cash flow of S&P 500 companies has been strong. Much of this money is going into capital investment; U.S. business fixed investment grew at a real rate of 10% over the past three years. But a lot of money is left over for companies to spend on:

   o  dividend hikes

   o  debt paydown

   o  share buybacks

   o  acquisitions

   PaineWebber observes that two of these four possible uses of capital are not attracting much new money. Dividend increases are out of fashion; the payout ratio of the S&P 500 is at an all-time low. Debt paydown is also a low priority because, after six years of economic expansion, balance sheets are in good shape, with the debt to total equity ratio of the S&P Industrials moving down over the past four years, and now at the best level in almost ten years. Debt is a low-cost form of capital. Although a few companies have more debt than they would like, there are probably more firms with too little debt than too much.

   PaineWebber notes that leaves share buybacks and acquisitions. Although they are important for certain firms, buybacks are over-exaggerated as a source of EPS growth. They are important for preventing EPS dilution from employee options. But only about 10% of S&P 500 firms actually shrank their share base more than 2% annually over the past four years.

   Consequently, PaineWebber believes, plenty of cash is available to spend on acquisitions, and deals can also be financed with shares. Over the 1994-96 period, about half of major deals by S&P firms were for cash, and half for shares. Moreover, CEOs have not only the financial ability to do deals, but the time and inclination. The heavy lifting of corporate restructuring is over. Costs have been cut, weak businesses have been sold, margins are high. Unfortunately, once margins are high, it is difficult to get them higher, particularly with labor markets tight and plenty of capacity being added around the world. So generating sales growth becomes a more pressing priority for CEOs, and acquisitions are an excellent source of top-line growth. With business conditions healthy in most industries, CEOs have the confidence to do deals.

THE FEAR FACTOR

   PaineWebber observes that most corporations would rather acquire than be acquired. As competition becomes ever more vicious in a world without price companies, bigger is better. "Gorillas" (a term PaineWebber uses to refer to companies that have dominant market share and are still growing) that dominate their markets tend to prosper, while weaker firms are at risk of losing market share and thus their competitiveness. This creates a strong extra incentive for firms to make acquisitions in order to become the "gorilla" in their market--or at least to remain competitive with them. And if a firm decides to make an acquisition, it is better to be early to choose from potential takeover candidates, before rivals have acquired the prime companies. This competitive dynamic should lend a further impetus to the coming acquisition boom.

VALUATIONS WILL NOT DAMPEN DEAL ACTIVITY

   Some people argue that M&A activity will slow because deals are too expensive. PaineWebber disagrees, for several reasons. In the first place, at a 21x normal price over earnings ratio ("P/E"), the stock market (as measured by the S&P 500) as a whole is not expensive in the context of 2.5% inflation; PaineWebber asserts that it is fairly valued. Furthermore, a corporation's prime alternative to acquiring other companies is to buy back its own stock, which in many cases is no cheaper than that of potential targets. And if firms increase dividends instead of doing acquisitions and repurchasing shares, many shareholders must pay taxes on those dividends at a high marginal rate--and then, in many cases, reinvest the money back into the stock market anyway. Finally, although the shares of many target companies carry high P/Es by the standards of recent history, so do the shares of acquirers, which can be used as acquisition currency. This is a critical point and explains, for example, why the pace of deals in the banking industry has not slowed even though the valuation of deals has climbed from about a P/E of 15x a few years ago to 20x today. In any case, many acquisition decisions are driven not by narrow financial criteria but rather by strategic considerations involving the viability of the company.

EIGHT DEAL DRIVERS

   Although the broad reason for acquisitions is a quest for sales growth that will enhance competitiveness, the specific motivation for deals varies greatly form industry to industry, depending on competitive dynamics. PaineWebber identifies eight drivers, discussed below, as among the most important. Since PaineWebber expects all of them to remain in place over the next few years, M&A activity will continue to be heavy:

   o TO GAIN ECONOMIES OF SCALE in buying materials (particularly important in packaging), building brands (which is becoming a challenge for energy utilities), spreading administrative costs over more customers and investing in cutting-edge technology. Both the food retailing and banking industries, for example, are beginning to divide between giant firms that can afford the latest technology and other firms that cannot. One reason is that software is expensive but "scalable." If it costs two supermarket chains the same $2 million to develop a sophisticated inventory control system, but one store has ten times as many stores, the bigger chain's software investment per store will be only one tenth as big.

   o TO GAIN ECONOMIES OF SCOPE. Many customers prefer "one-stop shopping," so the large company that sells a broad range of products has a competitive advantage. Corporations want to get everything from laptops to servers from a single hardware vendor. Hospitals would rather deal with a medical device company that provides a full range of coronary care products. And managed care providers would rather deal with hospital companies that have hospitals throughout a metropolitan region. Auto makers desire fewer, larger, and more sophisticated parts makers that can help with design work and offer a larger, integrated product--e.g., all of a car's interior, rather than just the seats or the dashboard.

   o VERTICAL INTEGRATION INTO HIGHER-MARGIN BUSINESSES. Compaq, for example, acquired Tandem to increase its presence in the high-margin corporate market, and technology companies may acquire high-margin content businesses, such as newspapers. Some electrical utilities are acquiring utilities in foreign countries where margins are higher.

   o TO ACQUIRE NEW TECHNOLOGY. In order to migrate from voice to data, telecom equipment companies such as Lucent and Northern Telecom are likely to acquire data networking companies. Large healthcare companies are constantly buying or partnering with small biotech and medical device companies. Indeed, healthcare is a two-tier sector consisting of a gradually shrinking number of corporate giants and hundreds of small, innovative companies that, if successful, are likely to be acquired by the giants.

   o TO ACQUIRE STRATEGIC ASSETS that would be impossible to duplicate in a timely manner--assets ranging from bank branches and store sites in crowded cities, to AOL's proprietary spot on the Internet, to electric utilities that would give energy firms access to major markets undergoing deregulation. As the global shortage of high-tech workers intensifies, companies may buy companies partly to acquire their workforce.

   o TO KEEP COMPETITORS OUT OF YOUR BACKYARD. If you own an electric utility, for example, the last thing you want is for a national energy company to acquire the natural gas distributor in your area, securing a business relationship with nearly all of your customers, which could be used to sell electricity cheaper. It might well make sense to buy the local gas company for defensive reasons.

   o TO RESPOND TO DEREGULATION, which is transforming the competitive landscape in some of America's biggest industries--finance, telecommunications, natural gas utilities and electrical utilities, which collectively account for about 30% of S&P 500 earnings.

   o TO EXPAND INTERNATIONALLY. Often the best way to expand overseas is to buy foreign firms that possess not only factories, products and employees but also expertise in local business practices and consumer preferences as well as contacts with suppliers, distributors and government regulators.

PLAYING THE "POWER GRAB"

   Because acquisitions are likely to play a central role in stock market investing over the next few years, PaineWebber's research analysts have selected certain stocks in the industries listed below which they believe are likely acquisition candidates over the next several years. In PaineWebber's search for such stocks, there was no particular bias toward large capitalization or small capitalization issues. These are common stocks issued by companies who may receive income and derive revenues from multiple industry sources but whose primary industry is listed in the "Schedule of Investments."

                                           APPROXIMATE PERCENT OF AGGREGATE
         PRIMARY INDUSTRY SOURCE               MARKET VALUE OF THE TRUST
---------------------------------------  ------------------------------------
Appliances ............................                     %
Applications Software..................                     %
Auto/Truck Parts & Equipment ..........                     %
Cellular Communications ...............                     %
Computers .............................                     %
Containers ............................                     %
Data Processing/Management ............                     %
Direct Marketing ......................                     %
Drug Delivery Systems .................                     %
Electronics ...........................                     %
Finance ...............................                     %
Food ..................................                     %
Gas Distribution ......................                     %
Internet Software .....................                     %
Machinery .............................                     %
Medical ...............................                     %
Manufacturing .........................                     %
Networking Products ...................                     %
Oil ...................................                     %
Publishing ............................                     %
Seismic Data Collection ...............                     %
Soap & Cleaning Preparations ..........                     %
Telecommunications ....................                     %




   The Stocks may also be grouped into broader industry sectors which present certain acquisition opportunities as discussed below.

POSSIBLE TAKEOVER ACTIVITY BY INDUSTRY

AUTOS AND AUTO PARTS (   % OF PORTFOLIO)

   The "Big Three" (Ford, Chrysler and General Motors) have significant amounts of cash but are more likely to spend it on building plants in emerging markets than on acquisitions.

But auto parts is rapidly consolidating because auto makers want fewer suppliers that are bigger and smarter. Current valuation parameters suggest that ARVIN INDUSTRIES, EXCEL INDUSTRIES, STANDARD PRODUCTS and WALBRO are acquisition candidates. Deals have been occurring at 70% of trailing sales and 7.4% trailing "earnings before interest, taxation, depreciation and amortization" ("EBITDA").

ENERGY (   % OF PORTFOLIO)

   PaineWebber believes that large integrated oil companies are unlikely to make huge acquisitions. Their capital is better spent developing properties. However, one of the smaller companies, UNOCAL, might be acquired.

   But M&A should be plentiful in the Exploration & Production sector, where NUEVO ENERGY and SANTA FE ENERGY are takeover candidates. The oil service industry is consolidating as firms attempt to gain pricing power, secure top-line growth and acquire new technology. VERITAS and WESTERN ATLAS are likely to be acquired for their seismic technology.

FINANCIALS (   % OF PORTFOLIO)

   PaineWebber believes that there will be more consolidation in banks, S&Ls (savings & loans), life insurance and REITs (real estate investment trusts) as firms search for economies of scale in technology, branding, etc. Banks can afford to pay up for good targets because most deals are for stock-for-stock, and P/Es of acquirers are rising.

Acquisition candidates include H.F. AHMANSON, BENEFICIAL CORP., FIRST CHICAGO, FLEET FINANCIAL, GOLDEN STATE BANCORP, MELLON BANK, MONEY STORE, SOUTHTRUST and STATE STREET.

HEALTHCARE (   % OF PORTFOLIO)

   Healthcare is a two-tier sector comprising of a limited group of big companies and hundreds of small ones that are either in the development stage or have a few products on the market. This two-tier sector has hundreds of small innovative biotech and medical device companies that might be bought by, or collaborate with, large firms. PaineWebber believes that ALKERMES, GENZYME TRANSGENICS and TEXAS BIOTECHNOLOGY CORP are likely to form collaborations that would boost their share prices; acquisition targets include CARDIOTHORACIC, ECLIPSE SURGICAL, HEARTPORT, ST. JUDE MEDICAL and SOFAMOR/DANEK GROUP. The drug industry is relatively fragmented, with the largest firm's global market share under 5%. Drug companies tend to merge when the new product flow dries up; SCHERING-PLOUGH and WARNER-LAMBERT may eventually merge with other firms.

HOUSEHOLD PRODUCTS (   % OF PORTFOLIO)

   PaineWebber believes that U.S. household products' firms are making acquisitions to grow the top line in a mature industry. Buying makes more sense than building (e.g., introducing new brands) in this industry because history has shown that 90% of all brands ultimately fail, only 4% of brands generate sales of more than $20 million, and only 0.4% of brands generate sales of more than $100 million.

   Clorox might buy CHURCH & DWIGHT; Colgate could merge with CLOROX. SUNBEAM-OSTER will likely acquire or be acquired while SAMSONITE is likely to be bought.

MACHINERY (% OF PORTFOLIO)

   PaineWebber believes that many of the machinery companies are generating considerable free cash flow. With debt already low, firms are using this cash primarily to repurchase shares and make acquisitions.

   Two logical acquisitions for Caterpillar would be HAMISCHFEGER, the dominant maker of mining equipment, and NEW HOLLAND, number two in agricultural equipment.

PACKAGING (% OF PORTFOLIO)

   PaineWebber believes that the packaging industry is consolidating as firms seek economies of scale. BEMIS and SHOREWOOD PACKAGING could be bought by larger paperboard companies that want to enter a higher value-added business that is taking share from paperboard.

RETAILING (% OF PORTFOLIO)

   PaineWebber believes that the supermarket industry is consolidating as firms seek economies of scale, particularly in technology. Most larger firms could make acquisitions; two likely targets are DOMINICKS SUPERMARKETS and HANNAFORD BROTHERS.

TECHNOLOGY/MEDIA/TELECOM (% OF PORTFOLIO)

   PaineWebber believes that industries are converging as firms make deals to enter higher-margin businesses. Tech firms may acquire content providers such as newspapers (KNIGHT-RIDDER) and Internet firms (AMERICA ONLINE). Cendant, created by the merger of CUC International and HFS, should prosper as true synergies are realized; Cendant will make acquisitions, possibly CATALINA MARKETING and READERS DIGEST. Companies expanding into the high-margin corporate market might acquire BAAN, CLARIFY, DATA GENERAL, DIGITAL EQUIPMENT, PEOPLESOFT, STRATUS and VANTIVE. Four consolidating industries are:

   o Networking equipment to enter the fast-growing data networking market, major telecom equipment firms may acquire ASCEND COMMUNICATIONS, BAY NETWORKS, CABLETRON SYSTEMS or FORE SYSTEMS. (Separately, Ascend could look to buy XYLAN.)

   o Semiconductor equipment: CREDENCE SYSTEMS, ETEC SYSTEMS, GENUS and LTX CORP may be bought.

   o Wireless services: AIRTOUCH, CENTURY TELEPHONE, PRICELLULAR and 360 COMMUNICATIONS could merge; AT&T might acquire PRICELLULAR; foreign firms might buy AIRTOUCH, NEXTEL or 360 COMMUNICATIONS.

   o Telecommunications: GTE, TELEPORT and U.S. WEST are logical acquisition candidates as the sector consolidates.

UTILITIES (% OF PORTFOLIO)

   PaineWebber observes that traditionally, the natural gas and electric utility industries have been separate and have been regulated at the federal and state level. This arrangement left the industry fragmented, preventing economies of scale. In the absence of competition, there was no incentive for utilities to cut costs, because companies were paid a regulated rate of return on their asset bases. Greater assets meant higher profits.

   Gradually, however, the electric utility and natural gas industries are simultaneously deregulating and converging--a tremendously complex process that should eventually cut electricity prices about 25%. Takeover candidates include IDAHO POWER, NEW YORK STATE ELECTRIC AND GAS and NIPSCO, which provide an entrance to major electricity markets that are being deregulated. Recent takeover premiums have been 30-40%. Gas companies that may be bought are CONSOLIDATED NATURAL GAS; MCN ENERGY; and SONAT.

   ADDITIONAL DEPOSITS. After the first deposit on the Initial Date of Deposit the Sponsor may, from time to time, cause the deposit of additional Securities in the Trust where additional Units are to be offered to the public, maintaining, as closely as practicable, the original percentage relationships between the number of shares of Stock deposited on the Initial Date of Deposit, subject to certain adjustments. Costs incurred in acquiring such additional Stocks will be borne by the Trust. Unitholders will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust during additional deposits of Securities purchased by the Trustee with cash or cash equivalents pursuant to instructions to purchase such Securities. (See "The Trust" and "Risk Factors and Special Considerations".)


   TERMINATION. Unless advised to the contrary by the Sponsor, the Trustee will begin to sell the Securities held in the Trust twenty days prior to the Mandatory Termination Date. Moneys held upon such sale or maturity of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The Trust will terminate approximately five (5) years after the Initial Date of Deposit regardless of market conditions at the time. (See "Termination of the Trust" and "Federal Income Taxes".)

   PUBLIC OFFERING PRICE. The Public Offering Price per Unit is computed by dividing the Trust Fund Evaluation by the number of Units outstanding and then adding a sales charge of 3.75% of the Public Offering Price (3.90% of the net amount invested). The sales charge is reduced on a graduated scale for volume purchasers and is reduced for certain other purchasers. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public

Offering Price on the Initial Date of Deposit, and on subsequent dates, will vary from the Public Offering Price set forth on page 2. (See "Public Offering of Units--Public Offering Price".)


   DISTRIBUTIONS. The Stocks in the Trust were chosen for their potential as acquisition candidates, not for their income potential. The Trustee will make distributions, on the Distribution Dates. (See "Distributions" and "Administration of the Trust".) Unitholders may elect to have their distributions automatically reinvested into additional Units of the Trust at no sales charge (see "Reinvestment Plan"). Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his pro rata share of the Trust's assets, less expenses. The sale of Securities in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.


   MARKET FOR UNITS. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order, plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation".) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. With respect to redemption requests in excess of $100,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem units "in kind" by distributing Securities to the redeeming Unitholder. (See "Redemption".)

THE TRUST

   The Trust is one of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust Indenture and Agreement * (the "Indenture") dated as of the Initial Date of Deposit, between PaineWebber Incorporated, as Sponsor and Investors Bank & Trust Company and The First National Bank of Chicago, N.A., as Co-Trustees (the "Trustee"). The objective of the Trust is capital appreciation through an investment principally in equity stocks having, in Sponsor's opinion on the Initial Date of Deposit, potential for capital appreciation.


   On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of Stocks together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the Securities was determined on the basis described under "Valuation". In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.

   With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the Securities in the Trust (determined by reference to the number of shares of each issue of Stock). The Sponsor may, from time to time, cause the deposit of additional Securities in the Trust when additional Units are to be offered to the public or pursuant to the Reinvestment Plan, maintaining as closely as practicable the original percentage relationship between the Securities deposited on the Initial Date of Deposit and replicating any cash or cash equivalents held by the Trust (net of expenses). The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the issuer of a Stock but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, to reflect a sale or maturity of Security or to reflect a merger or reorganization. Stock dividends issued in lieu


------------
*Reference is hereby made to said Trust Indenture and Agreement and any statements contained herein are qualified in their entirety by the provisions of said Trust Indenture and Agreement.

of cash dividends, if any, received by the Trust will be sold by the Trustee and the proceeds therefrom shall be added to the Income Account. (See "Administration of the Trust" and "Reinvestment Plan").

   On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust". However, if additional Units are issued by the Trust (through the deposit of additional Securities for purposes of the sale of additional Units or pursuant to the Reinvestment
Plan), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust".)


   The Stocks have been selected for their capital appreciation potential in light of the Sponsor's opinion, on the Initial Date of Deposit, that the issuers of such Stocks may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock pursuant to the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. Pursuant to federal law a tender offer must remain open for at least 20 days and withdrawal rights apply during the entire offering period. Frequently offers are conditioned upon a specified number of shares being tendered and upon the obtaining of financing. There may be other conditions to the tender offer as well. Additionally, an offeror may only be willing to accept a specified number of shares. In the event a greater number of shares is tendered, the offeror must take up and pay for a pro rata portion of the shares deposited by each depositor during the period the offer remains open.

   Because the Stocks have been selected with a view to potential acquisition, the Trust Indenture and Agreement sets forth criteria to be applied in the event of a tender offer, merger or reorganization. The Trust is not managed and has been structured with certain automatic provisions contained in the Trust Indenture and Agreement. The foregoing may interfere with the Trust's ability to maximize its objectives and, consequently, a Unitholder's value. In such case, Unitholders shall have no rights against the Trust, the Sponsor, the Trustee or any other party associated with the Trust. The foregoing is not a disclaimer of responsibilities under Section 36 of the Investment Company Act of 1940.

   In the event a tender offer is made for a Stock, on the third business day prior to the expiration of the best tender offer then in effect, as determined by the Sponsor, the Sponsor will instruct the Trustee, and the Trustee will, tender the Stock; provided, however that the Trustee will sell the Stock on such date if it can realize at least 90% of the value of the price to be paid pursuant to the tender offer (such value to be determined by the Sponsor) except where the best tender offer is an offer for any and all outstanding Stock and is not conditioned upon the offeror's receipt of financing. In the event the Trustee has tendered and, in Sponsor's opinion, a better offer is made prior to the expiration of the prior offer, the Trustee will use its best efforts to exercise its withdrawal rights and follow the procedures set forth in the preceding sentence. Upon consummation of the tender offer, in the event any of the Stock tendered is not purchased (which could occur if such Stock is excluded due to pro rationing) the Trustee will sell the Stock as soon as practicable. Any securities received pursuant to a consummated tender offer will be sold by the Trustee as soon as practicable. If a tender offer fails, the Stock will be returned to the Trust. The Trustee, pursuant to the terms of the Trust Indenture and Agreement, will not tender or sell any Stock subject to a tender offer during any period in which the Trustee is purchasing Stock to create additional Units.

   In the event an issuer of a Stock announces a proposed merger into another company and certain compensation is to be paid in exchange for the Stock, or in the event the issuer of a Stock announces a sale of substantially all of its assets, the Trustee will sell the Stock if it can realize 90% of the value to be received by shareholders upon completion of the merger or sale (such value to be determined by the Sponsor). If the Trust holds the Stock upon completion of the merger, any securities received as compensation will be sold by the Trustee as soon as practicable. In the event an issuer of Stock announces that another company will be merged into it, the Stock of such issuer will be retained unless the Sponsor directs the Trustee to sell the Stock for reasons set forth under the heading "Administration of the Trust--Portfolio Supervision." In the event of a corporate reorganization any securities received by the Trust will be sold as soon as practicable.

   In its investment banking, underwriting or merchant banking activities the Sponsor may acquire material non-public information about an issuer of Stocks in the Trust. Use of this information by the Sponsor in connection with the Trust may constitute a violation of the federal securities laws. Therefore, in order to avoid the possible use of this information there may be circumstances where the Sponsor is unable to give advice to the Trust, including advice on the value of a transaction or whether an offer is the best offer. In such case the Sponsor shall immediately advise the Trustee of its inability and, in such event, (a) with respect to a tender offer, the Trustee is required to sell the applicable Stock as close to the opening of the stock exchanges as is practicable on the last business day a tender offer is in effect and (b) with respect to a sale of substantially all of an issuer's assets or its merger into another issuer, the Trust will continue to hold the Stocks.

   In most circumstances the Trust has been structured to provide for the sale of Stock at 90% of the value to be received upon completion of a tender, merger or acquisition in order to provide the Trust a price close to the price which could be received in the future if certain conditions to such completion are met. The percentage accommodates a discount reflecting the time value of money and the uncertainties of the tender, merger or acquisition taking place.

   There is no guarantee that there will be a tender offer for any of the Stocks, or merger or acquisition of any of the issuers whose stock is contained in the Trust. In addition, it is possible that legislation or regulations affecting merger and acquisition activity in the future may be passed and, if passed, the Sponsor cannot predict the impact upon the Trust. There is also no guarantee that the price received upon sale or pursuant to an acquisition will be the best price which could be received by the Trust at any time. For example, after stock is sold, the value may increase due to general market factors or due to subsequent tender offers. Additionally, the price of a Stock may decline for Stocks not taken up pursuant to a tender offer or in the event a merger or acquisition is not completed.


RISK FACTORS AND SPECIAL CONSIDERATIONS

   An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

   Common stocks do not represent an obligation of the issuer. Therefore they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust may be expected to fluctuate over the life of the Trust.


   In addition, there are investment risks common to all equity issues. The Stocks may appreciate or depreciate in value depending upon a variety of factors, including the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, changes in national or worldwide economic conditions, and the prices of equity securities in general and the Stocks in particular. Distributions of income, generally made by declaration of dividends, is also dependent upon several factors, including those discussed above in the preceding sentence.


   Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Securities in amounts sufficient to maintain, to the extent practicable, the percentage relationship among the Securities based on the price of the Securities at the Evaluation Time on the date the cash is deposited. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Securities as closely as possible to the Evaluation Time or at prices as closely as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Securities will be at the expense of the Trust and will affect the value of every Unitholder's Units.

   In the event a contract to purchase a Stock to be deposited on the Initial Date of Deposit or any other date fails, cash held or available under a letter or letters of credit, attributable to such failed contract may be reinvested in another stock or stocks having characteristics sufficiently similar to the Stocks originally deposited (in which case the original proportionate relationship shall be adjusted) or, if not so reinvested, distributed to Unitholders of record on the last day of the month in which the failure occurred. The distribution will be made twenty days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract.

   BECAUSE THE TRUST IS ORGANIZED AS A UNIT INVESTMENT TRUST, RATHER THAN AS A MANAGEMENT INVESTMENT COMPANY, THE TRUSTEE AND THE SPONSOR DO NOT HAVE AUTHORITY TO MANAGE THE TRUST'S ASSETS FULLY IN AN

ATTEMPT TO TAKE ADVANTAGE OF VARIOUS MARKET CONDITIONS TO IMPROVE THE TRUST'S NET ASSET VALUE, BUT MAY DISPOSE OF SECURITIES ONLY UNDER LIMITED
CIRCUMSTANCES. (SEE THE DISCUSSION ABOVE UNDER THE CAPTION "THE TRUST" RELATING TO DISPOSITION OF STOCKS WHICH MAY BE THE SUBJECT OF A TENDER OFFER, MERGER OR REORGANIZATION AND ALSO THE DISCUSSION UNDER THE CAPTION "ADMINISTRATION OF THE TRUST--PORTFOLIO SUPERVISION".)


FEDERAL INCOME TAXES


   The Trust intends to qualify for and elect tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). By qualifying for and electing such treatment, subject to certain conditions and requirements, the Trust will not be subject to federal income tax to the extent its income is distributed to Unitholders in a timely manner. Any undistributed income may be subject to tax, including a four percent (4%) excise tax imposed by Section 4982 of the Code on certain undistributed income of a regulated investment company that does not distribute to shareholders in a timely manner at least ninety-eight percent (98%) of its taxable income (including capital gains). The Trust intends to distribute all of its income, including capital gains, annually.

   The gross income of the Trust typically will include dividends, interest and gains on sales or other dispositions of Securities. In order to qualify as a "regulated investment company", the Trust must, among other things (1) in the course of a taxable year derive at least 90% of its gross income from dividends, interest, gains on sales or other dispositions of Securities and certain other sources (referred to herein as "eligible sources"), (2) meet certain diversification tests, and (3) distribute in each year at least 90% of its investment company taxable income. If during a taxable year it appears that less than 90% of the Trust income will be derived from eligible sources, the Sponsor may direct the Trustee to sell Securities which, upon the realization of sufficient aggregate gain, will enable the Trust to maintain its qualification as a regulated investment company.


   In any taxable year, the distributions of any ordinary income (such as dividends) and the excess of net short-term capital gains over net long-term capital losses will be taxable as ordinary income to Unitholders. A distribution paid shortly after a purchase of shares may be taxable even though, in effect, it may represent a return of capital to Unitholders. A dividend paid by the Trust in January will be considered for federal income tax purposes to have been paid by the Trust and received by the Unitholders on the preceding December 31, if the dividend was declared in the preceding October, November or December to Unitholders of record in any one of those months. Distributions which are taxable as ordinary income to Unitholders will not constitute dividends for purposes of the dividends-received deduction for corporations except for, and only to the extent of, a specific designation by the Trust.


   Distributions by the Trust that are designated by it as "net capital gain" will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. Distributions will not be taxable to Unitholders to the extent that they represent a return of capital; such distributions will, however, reduce a Unitholder's basis in his Units, and to the extent they exceed the basis of his Units will be treated as a gain from the sale of his Units. Any loss realized by a Unitholder on the sale or exchange of Units that are held by him for not more than six months will be treated as a long-term capital loss to the extent of any long-term capital gain distributions paid to such Unitholder with respect to such Units.

   Under the Taxpayer Relief Act of 1997, capital gains realized on the sale of property held for more than one year but not more than eighteen months are considered "mid-term gains." In the case of individuals, mid-term gains are taxed at lower rates than ordinary income, but not as favorably as capital gains on property held for more than eighteen months. The Trustee will identify in the annual tax information statement mailed to Unitholders the portion of capital gain dividends which are considered mid-term gains.


   Unitholders will be taxed in the manner described above regardless of whether distributions from the Trust are actually received by the Unitholder or are reinvested pursuant to the Reinvestment Plan.

   Withholding For Citizen or Resident Investors. In the case of any noncorporate Unitholder that is a citizen or resident of the United States, a 31 percent "backup" withholding tax will apply to certain distributions of the Trust unless the Unitholder properly completes and files under penalties of perjury, IRS Form W-9 (or its equivalent).

   The foregoing discussion of taxation is a general summary and relates only to certain aspects of the federal income tax consequences of an investment in the Trust for Unitholders that hold their Units as capital assets. Unitholders may also be subject to state and local taxation. Each Unitholder should consult its own tax advisor regarding the Federal, state and local tax consequences to it of ownership of Units.

   Investment in the Trust may be suited for purchase by funds and accounts of individual investors that are exempt from federal income taxes such as Individual Retirement Accounts, tax-qualified retirement plans including Keogh Plans, and other tax-deferred retirement plans. Unitholders desiring to purchase Units for tax-deferred plans and IRA's should consult their PaineWebber Investment Executive for details on establishing such accounts. Units may also be purchased by persons who already have self-directed accounts established under tax-deferred retirement plans.

PUBLIC OFFERING OF UNITS

   Public Offering Price. The public offering price per Unit is based on the aggregate market value of the Securities, next determined after the receipt of a purchase order, divided by the number of Units outstanding plus the sales charge set forth below. The public offering price per Unit is computed by dividing the Trust Fund Evaluation, next determined after receipt of a purchase order by the number of Units outstanding plus the sales charge. (See "Valuation".) The Public Offering Price on the Initial Date of Deposit or on any subsequent date will vary from the Public Offering Price calculated on the business day prior to the Initial Date of Deposit (as set forth on page 2 hereof) due to fluctuations in the value of the Stocks among other factors.

   Sales Charge and Volume Discount. The Public Offering Price of Units of the Trust includes a sales charge which varies based upon the number of Units purchased by a single purchaser. (See the sales charge schedule set forth below.) During the initial public offering period, the sales charge will be based on the number of Trust Units purchased on the same or any preceding day by a single purchaser. Such purchaser or his dealer must notify the Sponsor at the time of purchase of any previous purchase of Trust Units in order to aggregate all such purchases and must supply the Sponsor with sufficient information to permit confirmation of such purchaser's eligibility; acceptance of such purchase order is subject to confirmation. Purchases of Units of other trusts may not be aggregated with purchases of Trust Units to qualify for this procedure. This procedure may be amended or terminated at any time without notice. In the event of such termination, the procedure will revert to that stated under the sales charge schedule referred to below.

   Sales charges during the initial public offering period and for secondary market sales are set forth below. A discount in the sales charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The sales charge applicable to volume purchasers of Units is reduced on a graduated scale for sales to any person of at least $50,000 or 5,000 Units, applied on whichever basis is more favorable to the purchaser.

        INITIAL PUBLIC OFFERING PERIOD AND SECONDARY MARKET THEREAFTER

                                   PERCENT OF
                                     PUBLIC      PERCENT OF
                                    OFFERING     NET AMOUNT
AGGREGATE DOLLAR VALUE OF UNITS*      PRICE       INVESTED
--------------------------------  ------------ ------------
Less than $50,000................     3.75%         3.90%
$50,000 to 99,999................     3.50          3.63
$100,000 to 199,999..............     3.25          3.36
$200,000 to 399,999..............     2.75          2.83
$400,000 to 499,999..............     2.50          2.56
$500,000 to 999,999..............     2.00          2.04
$1,000,000 or more ..............     1.75          1.78

------------
*     The sales charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

   The volume discount sales charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

   No sales charge will be imposed on Units of the Trust acquired by Unitholders in connection with participation in the Reinvestment Plan (see "Reinvestment Plan").

   Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase units of the Trust at a reduced sales charge of $1.00 per 100 Units.

   Exchange Option. Unitholders may elect to exchange any or all of their Units of this series for units of one or more of any series of PaineWebber Municipal Bond Fund (the "PaineWebber Series"); The Municipal Bond Trust (the "National Series"); The Municipal Bond Trust, Multi-State Program (the "Multi-State Series"); The Municipal Bond Trust, California Series (the "California Series"); The Corporate Bond Trust (the "Corporate Series"); PaineWebber Pathfinder's Trust (the "Pathfinder's Trust"); the PaineWebber Federal Government Trust (the "Government Series"); The Municipal Bond Trust, Insured Series (the "Insured Series"); or the PaineWebber Equity Trust (the "Equity Series") (collectively referred to as the "Exchange Trusts"), at a Public Offering Price for the Units of the Exchange Trusts to be acquired based on a reduced sales charge of $15 per Unit, per 100 Units in the case of a trust whose Units cost approximately $10 or per 1,000 units in the case of a trust whose Units cost approximately one dollar. Unitholders of this Trust are not eligible for the Exchange Option into an Equity Trust, Growth Stock Series designated as a rollover series for the 30 day period prior to termination of the Trust. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Unitholder who wishes to exchange Units the cost savings resulting from such exchange of Units.

The cost savings result from reductions in time and expense related to advice, financial planning and operational expenses required for the Exchange Option. Each Exchange Trust has different investment objectives, therefore a Unitholder should read the prospectus for the applicable exchange trust carefully prior to exercising this option. Exchange Trusts having as their objective the receipt of tax-exempt interest income would not be suitable for tax-deferred investment plans such as Individual Retirement Accounts. A Unitholder who purchased Units of a series and paid a per Unit, per 100 Unit or per 1,000 Unit sales charge that was less than the per Unit, per 100 Unit or per 1,000 Unit sales charge of the series of the Exchange Trusts for which such Unitholder desires to exchange into, will be allowed to exercise the Exchange Option at the Unit Offering Price plus the reduced sales charge, provided the Unitholder has held the Units for at least five months. Any such Unitholder who has not held the Units to be exchanged for the five-month period will be required to exchange them at the Unit Offering Price plus a sales charge based on the greater of the reduced sales charge, or an amount which, together with the initial sales charge paid in connection with the acquisition of the Units being exchanged, equals the sales charge of the series of the Exchange Trust for which such Unitholder desires to exchange into, determined as of the date of the exchange.

   The Sponsor will permit exchanges at the reduced sales charge provided there is either a primary market for Units or a secondary market maintained by the Sponsor in both the Units of this series and units of the applicable Exchange Trust and there are units of the applicable Exchange Trust available for sale. While the Sponsor has indicated that it intends to maintain a market for the Units of the respective Trusts, there is no obligation on its part to maintain such a market. Therefore, there is no assurance that a market for Units will in fact exist on any given date at which a Unitholder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a Unitholder. Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units. An exchange of Units pursuant to the Exchange Option generally will constitute a "taxable event" under the Code, i.e., a Unitholder will recognize a tax gain or loss at the time of exchange. Unitholders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

   The Sponsor reserves the right to modify, suspend or terminate this Exchange Option at any time with notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unitholder.

   To exercise the Exchange Option, a Unitholder should notify the Sponsor of his desire to exercise the Exchange Option and to use the proceeds from the sale of his Units to the Sponsor of this series to purchase Units of one or more of the Exchange Trusts from the Sponsor. If Units of the applicable outstanding series of the Exchange Trust are at that time available for sale, and if such Units may lawfully be sold in the state in which the Unitholder is resident, the Unitholder may select the series or group of series for which he desires his investment to be exchanged. The Unitholder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

   The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based on the market value of the Securities in the portfolio of the Trust next determined after receipt by the Sponsor of an exchange request and properly endorsed documents. Units of the Exchange Trust will be sold to the Unitholder at a price based upon the next determined market value of the Securities in the Exchange Trust plus the reduced sales charge. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the selling Unitholder.

   For example, assume that a Unitholder, who has three thousand units of a trust with a current price of $1.30 per unit, desires to sell his units and seeks to exchange the proceeds for units of a series of an Exchange Trust with a current price of $890 per Unit based on the bid prices of the underlying securities. In this example, which does not contemplate any rounding up to the next highest number of Units, the proceeds from the Unitholder's Units would aggregate $3,900. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Unitholder would be able to acquire four Units in the Exchange Trust for a total cost of $3,620 ($3,560 for the Units and $60 for the sales charge). If all 3,000 Units were tendered, the remaining $280 would be returned to the Unitholder.

   Conversion Option. Owners of units of any registered unit investment trust sponsored by others which was initially offered at a maximum applicable sales charge of at least 3.0% (a "Conversion Trust") may elect to apply the cash proceeds of the sale or redemption of those units directly to acquire available units of any Exchange Trust at a reduced sales charge of $15 per Unit, per 100 Units in the case of Exchange Trusts having a Unit price of approximately $10, or per 1,000 Units in the case of Exchange Trusts having a Unit price of approximately $1, subject to the terms and conditions applicable to the Exchange Option (except that no secondary market is required for Conversion Trust units). To exercise this option, the owner should notify his retail broker. He will be given a prospectus for each series in which he indicates interest and for which units are available. The dealer must sell or redeem the units of the Conversion Trust. Any dealer other than PaineWebber must certify that the purchase of the units of the Exchange Trust is being made pursuant to and is eligible for the Conversion Option. The dealer will be entitled to two thirds of the applicable reduced sales charge. The Sponsor reserves the right to modify, suspend or terminate the Conversion Option at any time with notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per Unit, per 100 Units or per 1,000 Units, as applicable than the corresponding fee then being charged for the Exchange Option). For a description of the tax consequences of a conversion reference is made to the Exchange Option section herein.

   Distribution of Units. The minimum purchase in the initial public offering is $250. Only whole Units may be purchased.

   The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") at prices which include a concession of $.30 per Unit at the highest sales charge, subject to change from time to time. The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933.

   The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

   Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under "Redemption". Redemption requests in excess of $100,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any of the stocks in the Trust, nor that of the Units.

   Investors should note the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

   The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

   A Unitholder who wishes to dispose of his Units should inquire of his bank or broker as to current market prices in order to determine if over-the-counter prices exist in excess of the redemption price and the repurchase price (see "Redemption").

   Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Stocks to the Sponsor and the price at which it deposits the Stocks in the Trust in exchange for Units, which is the value of the Stocks, determined by the Trustee as described under "Valuation". The cost of Stock to the Sponsor includes the amount paid by the Sponsor for brokerage commissions. These amounts are an expense of the Trust.

   Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities and Exchange Act of 1934 and may be of benefit to the Sponsor.

   In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during the period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.

REDEMPTION

   Units may be tendered to Investors Bank & Trust Company for redemption at its office in person, or by mail at Hancock Towers, 200 Clarendon Street, Boston, MA 02116 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time there are no such taxes. No redemption fee will be charged by the Sponsor or Trustee. If the Units are represented by a certificate it must be properly endorsed accompanied by a letter requesting redemption. If held in uncertificated form, a written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled, if not repurchased by the Sponsor.

   Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation".)

   A redemption request is deemed received on the business day (see "Valuation" for a definition of business day) when such request is received prior to 4:00 p.m. If it is received after 4:00 p.m., it is deemed received on the next business day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second business day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the Unitholder no later than the seventh calendar day following the date of tender (or if the seventh calendar day is not a business day on the first business day prior thereto).

   With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities to meet redemptions. The Trustee will sell Securities in such manner as is directed by the Sponsor. In the event no such direction is given, Stocks will be sold pro rata, to the extent possible, and if not possible Stocks having the greatest amount of capital appreciation will be sold first. (See "Administration of the Trust".) However, with respect to redemption requests in excess of $100,000, the Sponsor may determine in its discretion to direct the Trustee to redeem Units "in kind" by distributing Stocks to the redeeming Unitholder. When Stocks are so distributed, a proportionate amount of each Stock will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation". A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Stocks distributed into cash. The availability of redemption "in kind" is subject to compliance with all applicable laws and regulations, including the Securities Act of 1933, as amended.

   To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.

   The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the Securities and Exchange Commission determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the Securities and Exchange Commission may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.

VALUATION

   The Trustee will calculate the Trust's value (the "Trust Fund Evaluation") per Unit at the Evaluation Time set forth under "Summary of Essential Information Regarding the Trust" (1) on each business day as long as the Sponsor is maintaining a bid in the secondary market, (2) on the business day on which any Unit is tendered for redemption, (3) on any other day desired by the Sponsor or the Trustee and (4) upon termination, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, including dividends receivable on Stock trading ex-dividend and income accrued held but not yet distributed (other than any cash held in any reserve account established under the Indenture or cash held for the purchase of Contract Securities) and (c) accounts receivable for Securities sold and any other assets of the Trust not included in (a) and (b) above, and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses) and other Trust expenses (x) cash allocated for distributions to Unitholders and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w), (x) and (y) above. The per Unit Trust
Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business days do not include Saturdays, Sundays, New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed.

   The value of Stocks shall be determined by the Trustee in good faith in the following manner: (1) if the domestic Stocks are listed on one or more national securities exchanges or on the National Market System maintained by the National Association of Securities Dealers Automated Quotations System, such evaluation shall be based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange in the case of the domestic Stocks if such Stocks are listed thereon), (2) if there is no such appropriate closing sales price on such exchange or system, at the mean between the closing bid and asked prices on such exchange or system (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Stocks are not so listed or, if so listed and the principal market therefor is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or (4) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Stock in good faith on the bid side of the market or (d) by any combination thereof. The tender of a Stock pursuant to a tender offer will not affect the method of valuing such Stock.


COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE


   The Stocks are valued on the same basis for the initial and secondary markets and for purposes of redemptions. On the business day prior to the Date of Deposit, the Public Offering Price per Unit (which figure includes the sales charge) exceeded the Redemption Value. (See "Essential Information"). The prices of Stocks are expected to vary. For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units.

EXPENSES OF THE TRUST

   The cost of the preparation and printing of the Indenture and this Prospectus, the initial fees of the Trustee and the Trustee's counsel, and expenses incurred in establishing the Trust, including legal and auditing fees (the "Organizational Expenses"), will be paid by the Trust, as is common for mutual funds. Historically, the Sponsors of Unit Trusts have paid all organizational expenses. The Sponsor will receive no fee from the Trust for its services in establishing the Trust.

   The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding during the calendar year. The Sponsor's fee, which is not to exceed $.0035 per Unit per calendar year, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of the PaineWebber Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

   For its services as Trustee and Evaluator, the Trustee will be paid in monthly installments, annually $.0170 per Unit, based on the largest number of Units outstanding during the previous month. In addition, the regular and recurring expenses of the Trust are estimated to be $.0115 which include, but are not limited to Organizational Expenses of $.0040 per Unit, and certain mailing, printing, and audit expenses. Expenses in excess of this estimate will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture.

   The Sponsor's fee and Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

   In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account (see "Administration of the Trust--Accounts"): (1) fees for the Trustee for extraordinary services;
(2) expenses of the Trustee (including legal and auditing expenses) and of counsel; (3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part; (6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the Securities and Exchange Commission, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

   The accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any annual audit expense which exceeds $.0050 per Unit. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

   The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividend paid prior to the Initial Date of Deposit, dividends on the Stocks and income received on the Treasury Obligations are expected to be sufficient to pay the entire amount of estimated expenses of the Trust. To the extent that dividends paid with respect to the

Stocks and income received on the Treasury Obligations are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell Securities to meet the expenses of the Trust. Securities will be selected in the same manner as is set forth under "Redemption".

RIGHTS OF UNITHOLDERS

   Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued unless a request, in writing with signature guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee, is delivered by the Unitholder to the Sponsor. Issued Certificates are transferable by presentation and surrender to the Trustee at its office in Boston, Massachusetts properly endorsed or accompanied by a written instrument or instruments of transfer. Uncertificated Units are transferable by presentation to the Trustee at its office in Boston of a written instrument of transfer.

   Certificates may be issued in denominations of one Unit or any integral multiple thereof as deemed appropriate by the Trustee. A Unitholder may be required to pay $2.00 per certificate reissued or transferred, and shall be required to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, mutilated, stolen or lost certificates, the Unitholder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

DISTRIBUTIONS

   The Trustee will distribute net dividends and interest, if any, from the Income Account on the quarterly Distribution Dates to Unitholders of record on the preceding Record Date. Distributions from the Capital Account will be made on annual Distribution Dates to Unitholders of record on the preceding Record Date. Distributions of less than $.05 per Unit need not be made from the Capital Account on any Distribution Date. See "Essential Information". Whenever required for regulatory or tax purposes, the Trustee will make special distributions of any dividends or capital on special Distribution Dates to Unitholders of record on special Record Dates declared by the Trustee.


   If and to the extent that the Sponsor, on behalf of the Trust, receives a favorable response to a no-action letter request which it intends to submit to the Division of Investment Management of the Securities and Exchange Commission (the "SEC") with respect to reinvesting cash proceeds received by the Trust, the Trustee may reinvest such cash proceeds in additional Securities held in the Trust Fund at such time. Such reinvestment shall be made so that each deposit of additional Securities shall be made so as to match as closely as practicable the percentage relationships of shares of Stocks and such reinvestment shall be made in accordance with the parameters set forth in the no-action letter response. If the Sponsor and the Trustee determine that it shall be necessary to amend the Indenture to comply with the parameters set forth in the no-action letter response, such documents may be amended without the consent of Unitholders. There can be no assurance that the Sponsor will receive a favorable no-action letter response.


   Unitholders may elect to have their Income Account and Capital Account distributions automatically reinvested into additional Units of the Trust at no sales charge. (See "Reinvestment Plan").

   Upon termination of the Trust, each Unitholder of record on such date will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See "Termination of the Trust".)

REINVESTMENT PLAN

   Income Account and Capital Account distributions on Units may be reinvested by participating in the Trust's Reinvestment Plan (the "Reinvestment Plan"). To participate in the Reinvestment Plan, a Unitholder must contact his broker, dealer or financial institution to determine whether he may participate in the Reinvestment Plan. Under the Reinvestment Plan, the Units acquired for current Unitholders will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will be made so as to maintain the percentage relationships of shares of Stocks and Treasury Obligations. Purchases made pursuant to the Reinvestment Plan will be made without any sales charge at the net asset value for Units of the Trust. Under the Reinvestment Plan, the Trust will pay the distributions to the Trustee which in turn will purchase for those participating Unitholders whole Units of the Trust at the price determined as of the close of business on the Distribution Date and will add such Units to the Unitholder's account. The Unitholder's account statement will reflect the reinvestment. The Trustee will not issue fractional Units, thus any cash remaining after purchasing the maximum number of whole Units will be distributed to the Unitholder. Unitholders wishing to terminate their participation in the Reinvestment Plan must notify their broker, dealer or financial institution of such decision. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

ADMINISTRATION OF THE TRUST

   Accounts. All dividends and interest received on Securities, proceeds from the sale of Securities or other moneys received by the Trustee on behalf of the Trust may be held in trust in non-interest bearing accounts until required to be disbursed.

   The Trustee will credit on its books to an Income Account dividends, if any, and interest income, on Securities in the Trust. All other receipts (i.e., return of principal and gains) are credited on its books to a Capital Account. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation".

   The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses and Charges.") In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Redemption.")

   The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

   Reports and Records. With any distribution from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

   The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of Unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.

   Within a reasonable period of time after the end of each calendar year, commencing with calendar year 1998, the Trustee will furnish each person who was a Unitholder at any time during the calendar year an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit:
(1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Securities sold during the year and the Securities held at the end of such year; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts distributed to Unitholders during such year.

   Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security under the following circumstances.

     (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

     (2) upon the institution of a materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

     (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends on such Securities;

     (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such Securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends on the Securities;


     (5) upon the decline in price or the occurrence of any materially adverse credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholder;

     (6) upon a decrease in the Sponsor's internal rating of the Security;

     (7) if the sale of such Securities is desirable to maintain the qualification of the Trust Fund as a "regulated investment company"; or

     (8) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.

   Securities may also be tendered or sold in the event of a tender offer, merger or acquisition in the manner set forth in the Indenture and described under "The Trust." The Trustee may also dispose of Securities where necessary to pay Trust expenses or to satisfy redemption requests as directed by the Sponsor and in a manner necessary to maximize the objectives of the Trust, or if not so directed in its own discretion, and Stocks having the greatest appreciation shall be sold first.


AMENDMENT OF THE INDENTURE

   The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions as will not adversely affect the interest of the Unitholders.

   The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to implement a program to reinvest cash proceeds received by the Trust in connection with corporate actions and in other situations, when and if the Sponsor receives a favorable response to the no-action letter request which it intends to submit to the Division of Investment Management at the SEC discussed above (see "Distributions"). There can be no assurance that a favorable no-action letter response will be received.

   The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

   The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.

TERMINATION OF THE TRUST

   The Indenture provides that the Trust will terminate on the Mandatory Termination Date. If the value of the Trust as shown by any evaluation is less than fifty per cent (50%) of the market value of the Stocks upon completion of the deposit of Stocks, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.

   Unless advised to the contrary by the Sponsor, approximately 20 days prior to the termination of the Trust the Trustee will begin to sell the Securities held in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Moneys held upon the sale of Securities may be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Securities in the Trust in the period prior to termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

SPONSOR

   The Sponsor, PaineWebber Incorporated, is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers, Inc. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

   The Indenture provides that the Sponsor will not be liable to the Trustee, the Trust or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own willful misfeasance, bad faith, gross negligence or willful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

   The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

   If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

TRUSTEE

   The Co-Trustees are The First National Bank of Chicago, a national banking association with its corporate trust office at One First National Plaza, Suite 0126, Chicago, Illinois 60670-0126 (which is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System) and Investors Bank & Trust Company, a Massachusetts trust company with its principal office at Hancock Towers, 200 Clarendon Street, Boston, Massachusetts 02116, toll-free number 800-356-2754 (which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System).

   The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or willful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.

INDEPENDENT AUDITORS

   The Statement of Financial Condition and Schedule of Investments audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report given on their authority as experts in accounting and auditing.

LEGAL OPINIONS

   The legality of the Units offered hereby has been passed upon by Carter, Ledyard & Milburn, 2 Wall Street, New York, New York, as counsel for the Sponsor.

                        REPORT OF INDEPENDENT AUDITORS


THE UNITHOLDERS, SPONSOR AND CO-TRUSTEES
THE PAINEWEBBER EQUITY TRUST, GROWTH STOCK SERIES 21

   We have audited the accompanying Statement of Financial Condition of The PaineWebber Equity Trust, Growth Stock Series 21, including the Schedule of Investments, as of January 8, 1998. This financial statement is the responsibility of the Co-Trustees. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with Investors Bank & Trust Company, a Co-Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of January 8, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Co-Trustees, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The PaineWebber Equity Trust, Growth Stock Series 21 at January 8, 1998, in conformity with generally accepted accounting principles.
                                                 ERNST & YOUNG LLP
New York, New York
January 8, 1998

                        THE PAINEWEBBER EQUITY TRUST,
                            GROWTH STOCK SERIES 21
                       STATEMENT OF FINANCIAL CONDITION
                AS OF INITIAL DATE OF DEPOSIT, JANUARY 8, 1998



                                 TRUST PROPERTY
                                 --------------

Sponsor's Contracts to Purchase underlying Securities backed by irrevocable letter of credit (a).................................. $
Organizational Expenses (b)........................................
                                                                    ------------
    Total.......................................................... $
                                                                    ============
                             INTEREST OF UNITHOLDERS
                             -----------------------

Accrued Liability (b).............................................. $
                                                                    ------------
100,000 Units outstanding:
 Cost to investors (c).............................................
 Less: Gross underwriting commissions (d)..........................
                                                                    ------------
    Total liabilities and net assets............................... $
                                                                    ============

------------


   (a) The aggregate cost to the Trust of the securities listed under "Schedule of Investments" is determined by the Co-Trustees on the basis set forth above under "Public Offering of Units--Public Offering Price." See also the column headed Cost of Securities to Trust under "Schedule of Investments." Pursuant to contracts to purchase securities, an irrevocable letter of credit drawn on Kredietbank N.V., New York Branch in the amount of
$          has been deposited with the Co-Trustees, Investors Bank & Trust
Company and The First National Bank of Chicago, for the purchase of $ aggregate value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.


   (b) Organizational Expenses incurred by the Trust have been deferred and will be amortized over the 5 year life of the Trust. Organizational Expenses have been estimated on projected total assets of $50 million. To the extent the Trust is larger or smaller, the estimate may vary.

   (c) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

   (d) Sales charge of 3.75% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount."

                         THE PAINEWEBBER EQUITY TRUST
                            GROWTH STOCK SERIES 21
                           SCHEDULE OF INVESTMENTS
                AS OF INITIAL DATE OF DEPOSIT, JANUARY 8, 1998


COMMON STOCKS (1)


  PRIMARY INDUSTRY SOURCE AND      NUMBER OF      COST OF SECURITIES
         NAME OF ISSUER              SHARES          TO TRUST(2)
-------------------------------  ------------- ----------------------























                                       31

                         THE PAINEWEBBER EQUITY TRUST
                            GROWTH STOCK SERIES 21
                           SCHEDULE OF INVESTMENTS
          AS OF INITIAL DATE OF DEPOSIT, JANUARY 8, 1998 (CONTINUED)

COMMON STOCKS (1)

  PRIMARY INDUSTRY SOURCE AND       NUMBER OF     COST OF SECURITIES
         NAME OF ISSUER              SHARES          TO TRUST(2)
-------------------------------  ------------- ----------------------










------------
(1)     All Securities are represented entirely by contracts to purchase
        Securities.
(2) Valuation of the Securities by the Co-Trustees was made as described in "Valuation" as of the close of business on the business day prior to the Initial Date of Deposit.

(3)     The loss to the Sponsor on the date of deposit is $   .

 *      Income producing security.

                           PaineWebber Equity Trust
                            Growth Stock Series 21

                                 CO-TRUSTEES:

                        INVESTORS BANK & TRUST COMPANY
                                Hancock Towers
                             200 Clarendon Street
                             Boston, Mass. 02116
                                (800) 356-2754

                      THE FIRST NATIONAL BANK OF CHICAGO
                          One First National Plaza,
                                  Suite 0126
                         Chicago, Illinois 60670-0126
                                   SPONSOR:

                           PAINEWEBBER INCORPORATED
                            1200 Harbor Boulevard,
                            Weehawken, N.J. 07087
                                (201) 902-3000

                              TABLE OF CONTENTS

    Essential Information Regarding the
     Trust ..................................    2
     The Trust ..............................   11
     Risk Factors and Special
     Considerations .........................   13
     Federal Income Taxes ...................   15
     Public Offering of Units ...............   16
       Public Offering Price ................   16
       Sales Charge and Volume Discount .....   16
       Employee Discount ....................   17
       Exchange Option ......................   17
       Conversion Option ....................   19
       Distribution of Units ................   19
       Secondary Market for Units ...........   19
       Sponsor's Profits ....................   20
     Redemption .............................   20
     Valuation ..............................   21
     Comparison of Public Offering Price and
      Redemption Value ......................   22
     Expenses of the Trust ..................   23
     Rights of Unitholders ..................   24
     Distributions ..........................   24
     Reinvestment Plan ......................   25
     Administration of the Trust ............   25
       Accounts .............................   25
       Reports and Records ..................   25
       Portfolio Supervision ................   26
     Amendment of the Indenture .............   26
     Termination of the Trust ...............   27
     Sponsor ................................   27
     Trustee ................................   28
     Independent Auditors ...................   28
     Legal Opinions .........................   28
     Report of Independent Auditors .........   29
     Statement of Financial Condition .......   30
     Schedule of Investments ................   31

------------------------------------------------------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE
TRUST, THE TRUSTEE OR THE SPONSOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.
-------------------------------------------------------------------------------
THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE TRUST AND THE SPONSOR,
BUT DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE TRUST'S
REGISTRATION STATEMENTS, AMENDMENTS AND EXHIBITS RELATING THERETO, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C.
UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND
TO WHICH REFERENCE IS HEREBY MADE.
-------------------------------------------------------------------------------

                 CONTENTS OF REGISTRATION STATEMENT

           This registration statement comprises the following documents:

               The facing sheet.
               The Prospectus.
               The Undertaking to file reports.
               The signatures.

          The following exhibits:

          +    1. Copy of Trust Indenture and Agreement
                  between PaineWebber Incorporated, Depositor, and Investors Bank & Trust Company and The First National Bank of Chicago, as Co-Trustees, incorporating by reference Standard Terms and Conditions of Trust dated as of July 10, 1990.

               2. Standard Terms and Conditions of Trust dated
                  as of July 10, 1990 between PaineWebber
                  Incorporated, Depositor and Investors Bank &
                  Trust Company and The First National Bank of
                  Chicago, as Co-Trustees, (incorporated by reference to Exhibit 2 in File No. 33-30404).

               3. Certificate of Incorporation of PaineWebber
                  Incorporated, as amended (incorporated by reference to Exhibit 8 in File No. 2-88344).

               4. By-Laws of PaineWebber Incorporated, as
                  amended (incorporated by reference to
                  Exhibit A(6)(a) in File No. 811-3722).

          +    5. Opinion of Counsel as to legality of
                  securities being registered.

          +    6. Opinion of Counsel as to income tax status
                  of securities being registered.

          +    7. Consent of Ernst & Young LLP, Independent
                  Auditors.

 ----------
+ To be filed by amendment.

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 6th day of January, 1998.

                                   THE PAINEWEBBER EQUITY TRUST,
                                     GROWTH STOCK, SERIES 21
                                                  (Registrant)
                                   By: PaineWebber Incorporated
                                                (Depositor)

                                                Robert E. Holley
                                             Senior Vice President

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 6th day of January, 1998.


PAINEWEBBER INCORPORATED
        Name                          Office

Donald B. Marron                   Chairman, Chief Executive
By                                 Officer, Director & Member of
                                   the Executive Committee

    Robert E. Holley
    Attorney-in-Fact*

Regina Dolan                       Senior Vice President, Chief
By                                 Financial Officer & Director

    Robert E. Holley
    Attorney-in-fact*

    Joseph J. Grano, Jr.           President, Retail Sales & Marketing,
By                                 Director & Member of the Executive Committee

    Robert E. Holley
    Attorney-in-fact*

 ----------
 * Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement No. 33-19786.